Exhibit A-13

(Unaudited)

Nicor Energy Services Company

Consolidating Statement of Operations

For the Year Ended December 31, 2004

(Millions)

	Nicor Energy Services Company	Nicor Home Services LLC	Adjustments and Eliminations	Consolidated
Operating revenues	$19.6	$18.0	$(3.1)	$34.5

Operating expenses
Cost of gas	—	—	—	—
Operating and maintenance	14.1	18.3	(3.1)	29.3
Depreciation	0.5	0.5	—	1.0
Taxes, other than income taxes	0.1	0.3	—	0.4
Property sale loss (gain)	—	—	—	—

	14.7	19.1	(3.1)	30.7

Operating income	4.9	(1.1)	—	3.8

Other income (expense), net	(0.5)	—	0.6	0.1
Interest expense, net of amounts capitalized	—	—	—	—

Income (loss) before income taxes	4.4	(1.1)	0.6	3.9
Income taxes	2.0	(0.5)	—	1.5

Net income (loss)	$2.4	$(0.6)	$0.6	$2.4